SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

SIRIUS XM INC.

(f/k/a Sirius XM Holdings Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer and Chief Administrative Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82968B103

1.	Names of Reporting Persons Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

SIRIUS XM INC.

(f/k/a Sirius XM Holdings Inc.)

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Inc., a Delaware corporation (formerly known as Sirius XM Holdings Inc., the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer and its predecessor by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013, Amendment No. 3 filed with the Commission on January 3, 2014, Amendment No. 4 filed with the Commission on March 17, 2014, Amendment No. 5 filed with the Commission on November 3, 2014, Amendment No. 6 filed with the Commission on November 4, 2021, Amendment No. 7 filed with the Commission on September 26, 2023, Amendment No. 8 filed with the Commission on December 13, 2023 and Amendment No. 9 filed with the Commission on June 17, 2024 (together, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D constitutes Amendment No. 10 to the Liberty Schedule 13D (this “Amendment”). Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified. This Amendment is filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

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Item 4. Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

On September 9, 2024, the transactions contemplated by the Reorganization Agreement, as amended, and the Merger Agreement, as amended, were completed and, as a result of the completion of the Split-Off, the Reporting Person disposed of all of the shares of Common Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Common Stock.

Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future, and may, for example, elect to acquire shares of Common Stock. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is amended and restated in its entirety as follows:

(a)  As of September 9, 2024 following the completion of the Split-Off, the Reporting Person beneficially owns no shares of Common Stock. As of September 9, 2024 following the completion of the Transactions, John C. Malone beneficially owns 22,208,749 shares of common stock, par value $0.001 per share (the “New Sirius Common Stock”), of Sirius XM Holdings Inc. (formerly known as Liberty Sirius XM Holdings Inc.); Gregory B. Maffei beneficially owns 9,522,105 shares of New Sirius Common Stock, including 3,417,948 stock options exercisable within the next 60 days; and Evan D. Malone beneficially owns 171,593 shares of New Sirius Common Stock, including 45,945 stock options exercisable within the next 60 days.

(b)  Not applicable.

(c)  Other than as disclosed in this Amendment, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e)  On September 9, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2024	LIBERTY MEDIA CORPORATION

	By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Vice President and Assistant Secretary

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